Exhibit 99.1

ELBIT IMAGING LTD. ANNOUNCES COVERAGE OF ITS CONTROLLING
SHAREHOLDER'S LIABILITY UNDER CERTAIN INSURANCE POLICIES

Tel-Aviv, Israel, November 23, 2007, Elbit Imaging Ltd. (TASE, NASDAQ: EMITF) (“EI” or the “Company”) announced today that on November 22, 2007, the Company’s audit committee and board of directors approved the coverage of the liability of Mr. Mordechay Zisser, the Executive Chairman of the Company’s Board of Directors who is also the indirect controlling shareholder of the Company, under certain insurance policies as described below, in accordance with the Israeli Companies Regulations (Relief for Transactions with Interested Parties) of 2000 (the "Regulations").

The following is a short description of the main terms of each such policies:

EI's Directors' and Officers' Liability Insurance Policy

Directors' and officers' liability insurance policy (“D&O Policy”) purchased by the Company covering the liability of directors and officers of the Company, including as directors or officers of the Company's subsidiaries, for a one-year period beginning on October 31, 2007 and ending on October 31, 2008.  Such policy covers a total liability of US$40 million per occurrence, and in the aggregate during the duration of the validity of the policy, of directors and officers of the Company and its subsidiaries. The first layer of such policy in the amount of US$10 million also covers the liability of directors and officers of Europe-Israel (M.M.S.) Ltd. (the parent company of the Company) and its subsidiaries. The aggregate premium paid with respect to such policy was US$250,000. The Company bore 90% of the aggregate premium and Europe-Israel bore 10% of the aggregate premium. The coverage of such policy also includes wrongful acts performed by previous directors and officers of the Company for a one-year period beginning on October 31, 2007 and ending on October 31, 2008,  subject to the terms and conditions of the policy.

Plaza Centers N.V.'s (“Plaza Centers”) Public Offering of Securities Insurance Policy

Public Offering of Securities Insurance Policy (“POSI Policy”) purchased by Plaza Centers covering the liability of directors, officers and employees of Plaza Centers and the underwriters who were involved in the initial public offering of Plaza Centers, for losses arising from a prospectus claim against such individuals, subject to the terms and conditions of the policy. The aggregate insurance coverage is US$5 million for any one loss and in the aggregate for the insurance period, described below, and the aggregate premium paid was approximately US$44,000. The deductible paid by Plaza Centers in the event of such claim is US$250,000 for any SEC Rule 144A related prospectus claim and US$50,000 for all other prospectus claims. Such policy is in effect commencing on September 27, 2006 and ending on September 27, 2012. Plaza Centers is allowed to include additional persons who were involved in the initial public offering of Plaza Centers within the framework of such policy.

Plaza Centers is a Dutch subsidiary of the Company whose shares are traded on the official list of the London Stock Exchange and on the Warsaw Stock Exchange. The Israeli Companies Law provides that the purchase of insurance for directors and officers of a public company requires the approval of the audit committee, board of directors and general meeting of such company, unless exempted from shareholders' approval in accordance with the Regulations. Plaza Centers is currently a public company. However, at the time of the purchase of such policy, Plaza Centers was a wholly owned subsidiary of the Company, and the Company's audit committee and board of directors have taken the precaution of approving the coverage of the liability of Mr. Zisser for his actions in connection with Plaza Centers' initial public offering under such policy. Such approval is hereby announced to the Company's shareholders in accordance with the Regulations.

The Company's audit committee and board of directors determined that the coverage of Mr. Zisser's liability under the  policies described above complies with the terms of Section 1B(5) of the Regulations for the following reasons: (a) the coverage of Mr. Zisser's liability under the each policy is identical to the coverage of the liability of all other directors and officers of the Company under the D&O Policy, and of all other directors and officers of Plaza Centers under POSI Policy, respectively; (b) the terms of the coverage of Mr. Zisser's liability under each policy is on market terms and; (c) the coverage of Mr. Zisser's liability under each policy will not substantially affect the Company's profitability, assets or liabilities.

Pursuant to Section 1(C) of the aforementioned regulations, one shareholder or more holding at least 1% of the Company's issued share capital or voting rights may notify the Company of such shareholder's objection to the approval of the coverage of Mr. Zisser’s liability under each of the aforementioned policies in accordance with the Regulations, provided such objection was submitted to the Company in writing no later than 14 days as of the date of this press release. If such objection is received at the Company within such 14-day period, the coverage of Mr. Zisser's liability under each of the aforementioned policies will require shareholders' approval by a special majority pursuant to the Israeli Companies Law of 1999.

About Elbit Imaging Ltd.

Elbit Imaging Ltd. (“EI”) is a subsidiary of Europe Israel (M.M.S.) Ltd. EI's activities are divided into the following principal fields: (i) Initiation, construction, operation, management and sale of shopping and entertainment centers in Israel, Central and Eastern Europe and India; (ii) Hotels ownership, primarily in major European cities, as well as operation, management and sale of same through its subsidiary, Elscint Ltd.; (iii) Investments in the research and development, production and marketing of magnetic resonance imaging guided focused ultrasound treatment equipment, through its subsidiary, InSightec Ltd.; and (iv) Other activities consisting of the distribution and marketing of women's fashion and accessories through our wholly-owned Israeli subsidiary, Mango Israel Clothing and Footwear Ltd., and venture-capital investments.

Any forward looking statements with respect to EI's business, financial condition and results of operations included in this release are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated in such forward looking statements, including, but not limited to, ability to find suitable locations, receipt of approvals and permits for zoning and construction, delays in construction, dependency on partners in the hotels business, competition, risks relating to operations in Eastern Europe and Asia (including India) and risks relating to our image guided treatment, economic conditions, as well as certain other risk factors which are detailed from time to time in EI's filings with the Securities and Exchange Commission including, without limitation, Annual Report on Form 20-F for the fiscal year ended December 31, 2006, filed with the Securities and Exchange Commission on July 3, 2007.

For Further Information:

Company Contact	Investor Contact

Shimon Yitzhaki, President	Leslie Wolf-Creutzfeldt
Elbit Imaging Ltd.	The Global Consulting Group
(972-3) 608-6000	1-646-284-9472
syitzhaki@elbitimaging.com	Lwolf-creutzfeldt@hfgcg.com

Dudi Machluf, CFO
Elbit Imaging Ltd.
(972-3) 608-6024
dudim@elbitimaging.com